UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-54888

CUSIP NUMBER
74609Q201

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pura Naturals, Inc.

_______________________________________________________________________________________________

Full Name of Registrant

_______________________________________________________________________________________________

Former Name if Applicable

23101 Lake Center Drive, Suite 100

_______________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Lake Forest, CA 92630

_______________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was not, without unreasonable effort or expense, able to file its Annual Report on Form 10-K for the year ended December 31, 2019 by May 14, 2020, the extended due date. The registrant anticipates that it will file its Form 10-K within the extended "grace" period provided by Securities Exchange Act Rule 12b-25 and announcements from the Security and Exchange Commission.

Due to the impact of the COVID-19 coronavirus pandemic on the business, consultants and service providers of Pura Naturals Inc., a Colorado corporation (the “Company”), the Company is unable to file its annual report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) by the normally prescribed deadline and initial extension period of May 14, 2020. The Company plans to file its Form 10-K by no later than May 29, 2020, 45 days after the original due date of its Form 10-K in reliance upon the exemption set forth in the Securities and Exchange Commission’s March 4, 2020 Order (Release No. 34-88318) (the “Order”), which under certain conditions exempts reporting companies form making certain filings required under the Securities and Exchange Act of 1934, as amended, for up to 45 days after the normally prescribed deadline.

The Company’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout the United States and the world.  The State of California, where the Company is headquartered, is experiencing strict work from home mandates due to the coronavirus outbreak. The Company has been following the recommendations of both the state and federal governments to minimize exposure risk all parties involved in the business for the past several weeks, and, as a result, the Quarterly Report will not be completed by the filing deadline, due to insufficient time to facilitate the internal and external review process.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Doherty	(855)	326-8537
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pura Naturals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2020	By:	/s/ Robert Doherty
Name: Robert Doherty
Title: Chief Executive Officer